

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

> **Re: Zipcar, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-167220**

Dear Mr. Griffith:

We have received your response to our prior comment letter to you dated January 5, 2011 and have the following additional comments.

Prospectus Summary, page 1

1. We note the disclosure on page 1 that in addition to the "attractiveness" of the car sharing market in London, your presence there will help you expand into other European markets. Please revise to state such claim as a belief and substantiate your claim. Alternatively, please remove the disclosure. Please also revise the last sentence of the first paragraph under the "Market Opportunity" sub-section on page 3 to state that it is your belief that there are many attractive international and domestic markets for car sharing services today.

2. Please explain how you provide a "smart" lifestyle with your product or remove the disclosure.

Summary Consolidated Financial Data, page 9

3. Please revise to provide footnote disclosure explaining the nature of the transactions that have been reflected in the Company's pro forma loss per share.

Use of Proceeds, page 33

4. Please clarify how you intend to use the proceeds from this offering "for funding the expansion of [y]our fleet" including the extent to which you intend to use the funds towards your ABS facility or other means such as third party operating leases.

Capitalization, page 36

5. Please revise the introductory paragraph to the capitalization table to disclose the amount of the notes payable to Goldman Sachs & Co. and the Streetcar Shareholders that have been reflected as "repaid" for purposes of the pro forma presentation reflected in the capitalization table.

Stock-Based Compensation, page 61

6. We note your response to our prior comment number 5. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares and the expected public offering price.

Contractual Obligations, page 76

7. We note that the amounts of your long-term debt maturities as reflected in the table on page 76 are inconsistent with the amounts disclosed in Note 8 to the Company's financial statements. Please reconcile and revise such disclosures.

Quantitative and Qualitative Disclosures about Market Risk, page 77

8. We note the discussion of the Company's exposure to interest rate risk and foreign exchange risk. Please revise your discussion of each of these risks to present the disclosures required by Item 305(a)(1) of Regulation S-K in one of the suggested formats outlined in Item 305(a)(1)(i), (ii) or (iii) of Regulation S-K.

Business, page 78

Our Growth Strategy, page 85

9. Please refer to the first paragraph on page 86. Please revise to clarify your reference to "an array of personalized and localized mobility services" to indicate what steps, if any, you have taken so far in this regard.

Our Operations and Fleet Management, page 87

10. Please explain to us the basis for your statement on page 87 that "we can achieve a return of 39% on vehicles we place into service in our established markets and an even greater return when financing of our vehicles is considered." Additionally, please revise to clarify for investors that there is no guarantee of similar future returns.

Executive and Director Compensation, page 99

Summary Compensation Table, page 108

11. It appears that the long term equity incentive grants made in January and February 2010 discussed on page 105 are not included in the Summary Compensation Table and the Grants of Plan Based Awards Table. Please advise.

Zipcar Inc. Financial Statements
Note 1. Unaudited Pro Forma Net Loss per Share

12. We note the disclosures that have been added on page F-8 in response to our prior comment number 7 with respect to the Company's pro forma balance sheet and earnings per share for 2010. Given that the Company had 10,297,118 weighted average shares outstanding for 2010, and the Company's redeemable convertible preferred stock is assumed to convert into 50,195,836 shares in connection with the planned public offering, please explain in further detail how the Company calculated the 58,063,553 shares that were used to calculate the Company's pro forma earnings per share for 2010.

13. Also, we note from the disclosure included on page F-23 that in the event the common stock offering price in a Qualifying Public Offering is less than 15% above the purchase price of $7.61 for the Series G redeemable convertible preferred stock, the redeemable shares shall be convertible into a great number of shares of common stock pursuant to a formula, but in no case greater than 1.36 to 1. As it appears that the number of common shares into which the Series G redeemable shares could be subject to change, please revise the notes to the Company's financial statements to include a sensitivity analysis explaining how

the number of common shares into which the Series G redeemable convertible shares could convert could change and explaining how this would impact the Company's pro forma earnings per share.

Note 3. Acquisitions, Intangible Assets, Goodwill and Redeemable Non-controlling Interest, page F-16

14. We note from the disclosure that has been added to Note 3, that 1.7 million of the common shares issued in connection with the Streetcar acquisition will be held in escrow under the terms of the agreement for 18 months. Please tell us and revise Note 3 to disclose the terms and conditions under which the 1.7 million shares held in escrow will be released to the sellers of Streetcar.

15. We note that the pro forma net loss attributable to Zipcar Inc. for 2010 and the related net loss attributable to common stockholder per share for 2010 as disclosed on page F-19 of the financial statements does not agree to the amounts reflected in the pro forma statement of operations for 2010 included on page 42 of the registration statement. Please explain the facts or circumstances responsible for the differences in these amounts. We may have further comment upon receipt of your response.

Note 6. Common Stock and Stock-based Compensation, page F-24
Restricted Stock

16. We note from the disclosure included on page F-27 that the 346,740 shares issued to three board members on February 24, 2011 are subject to a right of repurchase by the Company at the original issuance price, which lapses quarterly over two years. Please tell us and revise the notes to the Company's financial statements to clarify whether there are any circumstances under which the Company could be required to repurchase these shares which is not within the Company's control and explain how such factors were considered by the Company in determining the appropriate classification of these shares (i.e., as a liability versus equity) in the Company's financial statements.

Note 8. Long-Term Debt

17. Please revise Note 8 to disclose the significant terms of the $4,950 of notes payable that were issued in connection with the Streetcar acquisition transaction.

Other

18. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

19. Please provide currently dated consents from the independent public accountants in any future amendments.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: John H. Chory, Esq.
        Fax: (781) 966-2100